STAR GOLD CORP

January 20, 2012

VIA EDGAR CORRESPONDENCE ONLY

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Star Gold Corp.
Preliminary Information Statement of Schedule 14C
Filed December 29, 2011
File No. 000-52711

Dear Mr. Reynolds:

This letter is in response to your comment letter (the "Comment Letter") dated January 10, 2012, with regard to the Preliminary Information Statement on Schedule 14C of Star Gold Corp., a Nevada corporation ("Star Gold" or the "Company") filed December 29, 2011.

The Company's responses are keyed to the items in your comment letter.

1. The Company is undertaking the reverse stock split to reduce the number of issued and outstanding shares existing in the market and to increase the trading price and volume thereby creating increased liquidity for existing shareholders and attracting additional financing, on more reasonable terms, should the Company choose to seek additional financing in the future. The Company does not currently have any plans, arrangements or understandings to issue any of the additional shares that will be available as a result of the reverse stock split. However, the Company does have plans to issue up to one million five hundred thousand dollars ($1,500,000) in convertible debentures along with associated warrants. The unissued shares that will be made available as a result of the reverse split are not and would not be required to satisfy the shares issuable upon conversion of said debentures and exercising of said warrants.

2. Information as required by Items 7 and 8 of Schedule 14A have been included in the revised Schedule 14C, except for the following provisions, which the Company as a smaller reporting company is not required to provide: Items 404(b), 407(d)(4), 407(d)(5), 407(e)(4) and 407(e)(5) of Regulation S-K. Regarding Item 407(h), there are 5 members of the Board of Directors. There is neither currently a chairman nor a lead independent director.

3. The Company filed, on January 19, 2012, the Form 8-K referred to in your comment #3. As noted in that comment, the Company had previously disclosed, in Note 11 of the Company's audited financial statements for the year ended April 30, 2011 and Note 9 to the Company's interim financial statements for the period ended July 31, 2011, the restatement and reasons therefore. The failure to file the 8-K in a timely manner was the result of a break down in the

6240 E. Seltice Way, Suite C, Post Falls, Idaho 83854
Telephone: 1-208-664-5066 Fax: 1-208-765-8520
www.stargoldcorp.com

Company's controls and procedures. Those controls and procedures are being reviewed and revised as necessary to eliminate any such future failures.

4. The entire filing and certification pages have been included in this amended filing.

Finally, the Management of Star Gold acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
- Securities and Exchange Commission ("SEC" or "Commission") staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Star Gold can respond with a prompt response.

Thank you in advance for your courtesies.

STAR GOLD CORP.

Kelly Stopher
CFO